
SAM?
HOTEL

Andres A. · 3rd

Co-founder & CEO at PADL

Key Biscayne, Florida, United States · Contact info

331 connections

PADL

Florida International University

Experience

Co-founder & CEO
PADL
Aug 2017 – Present · 4 yrs 4 mos

Education

Florida International University
Master of Business Administration - MBA
2017